Exhibit 99.1

VINCI PARTNERS URBAN COMMERCIAL PROPERTIES’ LISTED REIT (VIUR) ANNOUNCES FULL DEPLOYMENT OF PREVIOUS CAPITAL RAISE

Rio de Janeiro, June 30, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners," "the Company," "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that Vinci Imóveis Urbanos FII (VIUR11), a listed REIT managed by Vinci Partners’ Real Estate segment, committed to its final acquisition from the proceeds of its initial public offering (“IPO”), closed in May 2021.

VIUR is a perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, including properties focused on street retail, grocery, healthcare, and educational activities.

Since the IPO, the fund has announced five transactions, fully deploying the IPO proceeds in less than thirty days. Three of those transactions were acquisitions of educational campuses leased to private operators in Brazil: (i) 100% of the campus leased to Anhanguera Educacional in Campinas, SP; (ii) 100% of the campus leased to Faculdades de Campinas in Campinas, SP, and (iii) 100% of two campuses leased to Anima Educação, located in the cities of Canoas and Porto Alegre, in the state of Rio Grande do Sul. The fund also announced the acquisition of 100% of an urban property leased to diagnosis imaging company Alta Diagnósticos, in São Paulo, SP, and 100% of an urban commercial center leased to retail company Le Biscuit, in São Luis, MA.

Leandro Bousquet, partner and Head of Real Estate for Vinci Partners, said, “We have been able to finalize the allocation of the IPO proceeds in less than a month, which showcases the great opportunity we see to deploy capital in this sector. VIUR’s portfolio is now composed of six urban commercial properties in three different regions of the country, diversified by tenants and business segments. We are constantly evaluating further opportunities and can come back to the market to acquire additional assets through a follow-on offering.”

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit,

infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240